UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: June 8, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom Publishes 2011 Glossy Annual Report

Amsterdam (June 8, 2012)—VimpelCom Ltd. (“VimpelCom” or “Company”) (NYSE: VIP) today published its 2011 Glossy Annual Report. The report is available at http://vimpelcom.com/ir/financials/reports.wbp

Shareholders may request a hard copy of the 2011 Annual Report free of charge by contacting VimpelCom Investor Relations at Investor_Relations@vimpelcom.com

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2012 VimpelCom had 209 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach Tel: +31 20 79 77 200 (Amsterdam)

©VimpelCom Ltd. June 8, 2012	1

VimpelCom

Annual Report 2011

one world infinite possibilities Contents Company Profile 01 Value Agenda – Key Strategic Points – 2012-2014 02 Financial Highlights 14 Letter to Shareholders from the Chairman and Chief Executive Officer 16 Our Operating Model 18 Our Strategy 19 Our Markets 20 Business Review Russia 22 Europe & North America 24 Africa & Asia 26 Ukraine 28 CIS 30 Corporate Responsibility 32 Corporate Governance 35 Supervisory Board 36 Senior Management 38 Founders Page – A Pioneering Spirit 40 Selected Financial and Operating Data 41 Corporate Information IBC

Company Profile VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in 18 countries covering territory with a total population of approximately 782 million people. The Company’s management and reporting structure is divided into five business units – Russia, Europe & North America, Africa & Asia, Ukraine and the Commonwealth of Independent States (CIS), all of which report to the Company’s headquarters in Amsterdam. VimpelCom Ltd. is listed on the New York Stock Exchange under the symbol “VIP”. With annual 2011 actual revenue of USD 20.3 billion, EBITDA of USD 8.1 billion, and a mobile subscriber base of 205 million (as of December 31, 2011), we have established the scale for successful growth and development of our group of companies going forward. The organizational integration process with Wind Telecom was completed at the end of 2011, allowing VimpelCom to start 2012 with full focus on delivering the Company’s Value Agenda. Our Value Agenda is essentially built on one overarching goal for the Group from 2012 to 2014 – to steadily improve net cash from operating activities by delivering: • Pro table growth, • Operational excellence, and • Capital efficiency

One value agenda Key Strategic Points – 2012-2014 VimpelCom’s strategy focuses on sustainable profitable growth. Our businesses combine mature, strong cash-generating companies with emerging growth opportunities in a number of regions. We also combine strong and growing positions in both mobile and fixed broadband businesses, which we expect will further support our growth strategy as these services continue to expand across our markets. We seek to capture profitable growth in mobile data, fixed data and mobile voice, by tailoring our strategy in each individual market according to its development characteristics. Our strategy is based on our belief that profitable growth will be driven by targeting high value customers, bundling services, achieving greater speed and access of data and retaining customers. In data in particular, our focus will be on capturing the growth in this segment of the market by moving away from unlimited plans to tiered pricing, rationally managing traffic and differentiating our services through more sophisticated offerings.

Our grouped strategy according to drive to growth their different broadly stages comprises of development: three types of businesses • In our larger and more mature markets, Russia and Italy, we are focused on increasing profits and increasing cash flows. These markets are highly penetrated, but have strong potential for broadband growth both in fixed and in mobile. Here, we will remain focused on reinforcing our solid market positions and sustained cash flow generation. • We consider our “growth engine” to be developing markets in the Ukraine, CIS, Algeria, Pakistan and Bangladesh. These markets each have a large potential customer base, high revenue growth from relatively low penetration and significant growth potential for mobile data. In these markets, we will seek to utilize our knowledge and experience in Russia and Italy to capture this growth. • Finally, we have early stage operations, such as in Canada and some Asian and African markets, which would require further investment to reach their full potential. We are performing a strategic contribution analysis of these operations to determine the next steps for these markets going forward. Furthermore, we seek to enhance our local competitive positions by sharing experience, knowledge and product offerings throughout the Group. This broader view of the business provides the basis for our strategy: the Value Agenda 2012-2014. Our Value Agenda is based on local empowerment of the Business Units and starts with the Company’s 205 million mobile customers (as of December 31, 2011). At the Group headquarters level in Amsterdam, VimpelCom is a lean organization focused on value creation through enhanced portfolio management, financial structuring, and synergies of shared services, such as roaming and procurement. Headquarters sets financial and operating targets and the Business Units will be responsible for execution on targets through the Value Agenda and entrepreneurial spirit. Our Value Agenda has the following three key pillars: • Pro table Growth: We aim to drive revenue growth that leads to profitability by focusing on higher value customers, speed of data access as a differentiating factor, and achieving smarter mobile data monetization. • Operational Excellence: We are focused on cost efficiency programs in both larger and smaller markets, as well as increased focus on customer retention. • Capital Efficiency: Our goal is to reduce the ratio of our capital expenditure to revenues over time by deploying capital more efficiently, including through centralized procurement management and other methods of realizing greater synergy. Through financial this performance Value Agenda, objectives the Company from 2012 aims to 2014, to achieve including: the following • Revenue and EBITDA CAGR of approximately mid single digit growth; • Capex/Revenue (excluding licenses) below 15% by the end of 2014; and • Net Debt/EBITDA below 2.0 by the end of 2014. The Company also intends to make dividend payments of at least USD 0.80 per common share per annum between 2011 and 2013. For full details of the dividend policy, please refer to www.vimpelcom.com.

one global strategy supporting value creation strategies in local markets

18 local markets With an increased global reach we expect to leverage the benefits of our increased size and capabilities one global vision enabling a local focus 10 consumer brands Allows customers to choose a local service provider based on superior customer experience and a trusted brand that represents quality one global team empowering local ambassadors

66,000 committed employees worldwide As of December 31, 2011. Our operations are managed by some of the most experienced and talented people in the industry, each of whom has a deep knowledge of their local market one global strength connecting local services

205 million connected customers As of December 31, 2011. VimpelCom surpassed 200 million customers, validating the Value Agenda in action one global ambition increasing local growth for global performance

US$20bln in revenue from operations

one global group built on strong local expertise FINANCIAL HIGHLIGHTS Total operating revenues (US$ bln) Actual US$ 20.3 bln 7.2 10.1 8.8 10.5 20.3 2007 2008 2009 2010 2011 US$ 6.1 bln 3.0 3.4 3.6 3.7 6.1 2007 2008 2009 2010 2011 Note: 2007 and 2008 figures are based on US GAAP, while 2009, 2010 and 2011 are based on IFRS

EBITDA (US$ bln) Actual US$ 8.1 bln 3.6 4.9 4.3 8.1 2007 2008 2009 2010 2011 Mobile subscribers (mln) 52 61 67 93 205 205 mln 2007 2008 2009 2010 2011

LETTER TO SHAREHOLDERS FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER One global company… 2011 was a transformational year for VimpelCom. By executing on our well-defined strategy, we became one of the world’s largest, most diversified and integrated global telecommunications operators – a combined group of businesses with strong local expertise in our markets, and a shared commitment across all of our markets to operational excellence. Inspired by the pioneering spirit of the Company’s founders, and with a clear vision for the future of global telecommunications, VimpelCom was transformed from several regional players into one diversified global platform. The acquisition of Wind Telecom, which closed in April of 2011, was the culminating transaction in this transformation, but it was only the next milestone of our evolution as we persevere in our mission to find and exploit growth opportunities. Significant synergies were achieved through this combination, and we once again committed ourselves to leveraging our deep expertise in the local markets in which we operate in order to continue to position our company for long-term success. Our mission remains to deliver long-term value for shareholders. With operations in 18 countries covering a total population of about 782 million people, we have significantly strengthened the power of our platform and have positioned the Company to effectively leverage the strengths of our scale and local market expertise. To achieve our mission, we have instituted a decentralized model based on our fundamental belief that all business is local. We have empowered our people to delight our customers locally, and we are achieving success through our local brands and expertise, while supporting our broader goals in each individual market. Following a thorough strategy review in 2011 focused on driving long-term value, we have defined and implemented a comprehensive and cohesive company-wide strategy – our Value Agenda. 16 VimpelCom 2011 Annual Report

Our first proof point demonstrating the power of this equation was when VimpelCom achieved, and then surpassed, 200 million mobile subscribers in 2011. Each one of our customers chose a local service provider based on superior customer experience and a trusted brand that represents quality – “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada”, “Mobilink”, “Leo”, “banglalink”, “Telecel”, or “Djezzy” – and they did so in a variety of attractive developed and emerging markets – Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. This rich diversity is what differentiates VimpelCom – our local presence and expertise. The Company’s operations are managed by some of the most experienced, talented people in the industry, each of whom has deep knowledge of his or her local market. We believe that empowering local management, by giving the business units the necessary tools, budget and authority to succeed, enables our local brands and cultures to thrive. These local businesses are supported by a lean, dedicated organization at the Group headquarters level, focused on value creation through operational excellence across markets, shared services and the extraction of synergies, and capital efficiency. This is the underlying strategic platform that drives VimpelCom’s Value Agenda going forward in today’s dynamic telecommunications landscape. Our Value Agenda, presented during our Analyst and Investor Day on November 15, 2011 is centered around one core element – enhanced cash flow generation. The building blocks for achieving this are: • Pro table growth – driving revenue growth that leads to profitability by focusing on higher value customers, speed of data access as a differentiating factor, and achieving smarter mobile data monetization; • Operational excellence – focusing on cost efficiency programs, as well as increased focus on customer retention; and • Capital efficiency – reducing Capex to revenues over time by deploying capital more efficiently through centralized procurement management and achieving ongoing synergies between our businesses, while reducing overall working capital and funding costs. At VimpelCom, these are the building blocks for driving value for our shareholders, and they are the factors by which we are committed to delivering long-term value. Our commitment to driving value is clearly demonstrated in our goal to deliver dividends of at least USD 0.80 per common share per annum between 2011 and 2013. Thank you for being an integral part of VimpelCom’s transformation this year. We look forward to capitalizing on the continued evolution of telecommunications, and to delivering profitable growth and shareholder value in the coming year and into the future. Augie K. Fabela II Chairman of the Supervisory Board and Co-Founder Jo Lunder Chief Executive Officer www.vimpelcom.com 17

OUR OPERATING MODEL Designed for growth Global scope and value creation strategy Business control and target setting Strategy and portfolio management Shareholders returns Governance and compliance Shared services Financial structure People and talent management Serving more than 200 million customers worldwide 18 VimpelCom 2011 Annual Report

OUR STRATEGY Putting value on the agenda Shareholder value Profitable growth Operational excellence Increase net cash from operating activities YoY Capital efficiency Attractive dividend Unified, disciplined and accountable business performance culture Build world-class organization, governance and business steering www.vimpelcom.com 19

OUR MARKETS

Diverse markets with a balanced platform

The process of integrating the businesses acquired in 2011 is now completed and in 2012 we expect to leverage the benefits of our increased size and capabilities

Our markets	Cluster 1		Cluster 2				
	Russia	Italy	Algeria	Kazakhstan	Kyrgyzstan	Armenia	Tajikistan
Population (millions)*	140	61	35	17	5	3	8
GDP/capita PPP (USD)	16,700	30,100	7,200	13,000	2,400	5,400	2,000
Real GDP growth (%)	4.3%	0.4%	2.9%	7.5%	5.7%	4.6%	6.0%
Our operations							
Key Brands	Beeline	WIND INFOSTRADA	Djezzy	Beeline	Beeline	Beeline	Beeline
Employees (ths)	31.5	7.0	3.8	2.0	0.7	2.7	0.4
Our position**							
Market position	3	3	1	2	1	2	3
Our strategic focus	Increase profit and cash generation		Growth engine				
	• Achieve strong revenue growth in data • Convert revenue growth into EBITDA growth • Focus on profitable growth	• Focus on growth areas and maintain leadership in key segments • Leadership in customer satisfaction • Explore alternative network structures	• Untapped growth in mobile data • Large addressable markets with increasing penetration • Cost optimization				
More information	beeline.ru	windgroup.it	djezzygsm.com	beeline.ru	beeline.ru	beeline.ru	beeline.ru

* CIA The World Factbook
** Company Estimations, as of December 31, 2011

20 VimpelCom 2011 Annual Report

Countries with operations
No presence

					Cluster 3					
Georgia	Ukraine	Pakistan	Bangladesh	Uzbekistan	Canada	Laos	Cambodia	Burundi	CAR	Zimbabwe
5	45	190	161	28	34	7	15	11	5	13
5,400	7,200	2,800	1,700	3,300	40,300	2,700	2,300	400	800	500
6.8%	5.2%	2.4%	6.3%	7.1%	2.2%	8.3%	6.7%	4.2%	4.1%	6.0%
Beeline	djuice / Kyivstar	Mobilink	banglalink	Beeline	WIND	Beeline	Beeline	leo	telecel	telecel
0.3	5.7	4.0	1.4	1.3	1.0	0.3	0.4	0.2	0.5	0.3
3	1	1	2	2	4	3	3	1	1	2
beeline.ru	kyivstar.ua	mobilinkgsm.com	banglalinkgsm.com	beeline.ru	windmobile.ca	beeline.la	beeline.com.kh	www.leo.bi	orascomtelecom.com	telecelzim.co.zw

- Ukraine: retain strong position; 3G license
- CIS: data growth sustainable CF
- Pakistan & Bangladesh: Mobile broadband

Develop new business

- Portfolio contribution analysis

www.vimpelcom.com 21

BUSINESS REVIEW

Russia



2011 was a challenging year for our Company in Russia, but we successfully enhanced our market position and set priorities that will drive sustainable profitable growth and create value for VimpelCom's stakeholders in the years to come.

Anton Kudryashov
Head of the Russia Business Unit

Key facts

RUB mln	2011	2010	YoY
Revenue	**266,087**	247,923	+7%
EBITDA	**106,681**	114,621	(7%)
EBITDA margin	**40.1%**	46.2%	
Mobile subscribers ('000)	**57,224**	52,020	+10%
Fixed broadband subscribers ('000)	**2,073**	1,421	+46%

Business Unit strategy

VimpelCom's goal in Russia is to reach sustainable profitable growth by leveraging all revenue streams and increasing operational efficiency, while reducing churn and cost of sales. To achieve these goals, the Company launched thoroughly designed initiatives, including operational excellence and customer experience programs targeted to deliver results at multiple levels of the business structure.

Priorities

- Improve margins
- Increase efficiency of operations
- Reduce churn and cost of sales
- Enhance network capacity and quality

183%

growth in mobile data traffic in 2011



The year in review

VimpelCom strengthened its position in the Russian telecom market in 2011 by increasing its revenue market share, growing its subscriber base, and enhancing network coverage. These improvements resulted in 10% growth to 57.2 million mobile subscribers across Russia, while the fixed-line broadband subscriber base surpassed the 2 million subscriber milestone.

Total revenue in Russia grew by 7% in 2011 to RUB 266 billion while EBITDA margin was 40.1%, in line with management's communicated expectations. Margins were impacted by planned increased investments in network development and marketing initiatives focused on stimulating usage, while optimizing the tariff portfolio and distribution channels.

Mobile data continues to be one of the fastest growing revenue streams for VimpelCom in Russia. Mobile data traffic grew 183% in 2011, with revenues totaling RUB 17.6 billion, an increase of 35% from 2010. Going forward, the Company will continue promoting mobile data services to a wider audience, creating attractive bundle offerings and innovative tariffs. The main focus will be on small and medium screens, which demonstrate the most significant growth prospects for mobile data.

In 2011, VimpelCom increased its Fixed Broadband revenue in Russia by 53% to RUB 8.7 billion. Going forward, the objective is to extract maximum value from the current fiber network coverage in existing cities where the Company operates. As of the end of 2011, VimpelCom provided IPTV service in 87 cities, with an active subscriber base of 570 thousand.

In November 2011, VimpelCom announced a new strategy for the Russian Business Unit as part of the Company's overall Value Agenda. This strategy was developed and is being implemented in order to defend the Company's market position, while driving greater profitability in a competitive marketplace. The Russian Business Unit is focused on clear actions to deliver sustainable and profitable growth, while capitalizing on the opportunities in the market.

22 VimpelCom 2011 Annual Report

Focus revenue on growth ensuring sustainable In order to take advantage of VimpelCom’s improved market position and to achieve sustainable profitable growth in the Russian market, the Company will focus on the following key areas: • Gross margin improvement through the promotion of higher margin data service revenue streams and rebalancing tariff plans in favor of on-net calls. • Cost of sales reduction by leveraging one of the largest and most diversified distribution networks in Russia to improve contribution margin for all channels through implementing a dealer commission structure, based on revenue sharing instead of upfront payments. • Increased customer loyalty through improvements in network quality, enhancing the Beeline brand and upgrading customer service through the customer experience program. • Productivity and operations improvements to drive profitable growth in the Russian market through a number of initiatives in the Value Agenda, including the Operational Excellence program. Mobile data continues to be one of the fastest growing revenue streams Mobile data up 31% CAGR* VimpelCom focuses on small and medium screens as the most popular and profitable segment in mobile data. To further promote mobile data services, the Company intends to drive penetration of smartphones in the active base and provide sufficient speed in 3G, while enhancing EDGE in priority branches *Source: Pyramid Research 2014 2011 Total Telecom Mobile data Opportunities for the future The Value Agenda for 2012-2014 in Russia is based on the three pillars targeted at increased net cash flow from operations: Profitable growth The Company’s core strategic objective is to achieve sustainable profitable growth by achieving the optimal balance between focusing on margins and growing our revenue market share. VimpelCom has identified both growing and mature revenue streams and developed a separate approach for each in order to extract maximum value. The most significant pockets of growth are mobile data and value added services on the mobile side and fixed broadband and IPTV on the fixed side. The traditional voice service, both mobile and fixed, has matured and our key priority in this stream will be to sustain revenue. VimpelCom also launched a Customer Experience program in Russia, which is focused on enhancing the Beeline brand and improving customer loyalty. The program is aimed at increasing customer satisfaction across our products and services in all business segments. As part of this program, VimpelCom is developing new ways to better educate and inform customers, as well as increasing the transparency of the mobile internet content offering. Operational excellence Our Operational Excellence program is aimed at curtailing costs in sales and marketing, technical, and IT expenses through technical improvements, dealer commissions restructuring, and operations process and structure optimization. VimpelCom aims to deliver at least RUB 5 billion in annualized cost savings in 2012 through: • Network sharing, such as fiber and towers; • Improved efficiency in network operations through closer cooperation with vendors; • Improved sales efficiency through increased focus on optimal sales mix for each sales channel; • Optimized cash collection; and • Increased productivity through organizational structure optimization. Capital efficiency Our capital efficiency program allows us to be more efficient and rapid in developing our network and cutting down expenses. The target is to enhance both coverage and capacity, selectively concentrating on the 43 key strategic regions, and modernizing the existing network to LTE-ready status. www.vimpelcom.com 23

Business review continued

Europe & North America



In 2011, Italy delivered solid performance despite the macroeconomic and regulatory challenges. We have continuously outperformed our competitors and are ideally positioned to benefit from new growth areas going forward. Our full focus is and remains on providing value for money, high quality services to our customers.

Maximo Ibarra
Head of Italy

Key facts

EUR mln	2011	2010	YoY
Revenue	**5,570**	5,514	+1%
EBITDA	**2,120**	2,130	0%
EBITDA margin	**38.1%**	38.6%	
Mobile subscribers ('000)	**21,014**	19,933	+5%
Fixed voice subscribers ('000)	**3,142**	3,003	+5%
Fixed broadband subscribers ('000)	**2,135**	1,912	+12%

Business Unit strategy

In Italy we aim to defend and leverage our core customer segments and increase the value of the WIND community. We will focus on growing our market share in the post-paid mobile subscriber segment and fixed broadband segment, expanding and capturing the opportunities offered by mobile internet and mobile data, and strengthening our presence in the business segment. These initiatives will be supported by investments in network, distribution and brand. In Canada, our goal is to provide a value for money alternative to the incumbent operators by offering a nationwide high quality and affordable mobile service.

Priorities

- Capture data growth potential
- Grow share in select market segments
- Maintain excellence in customer service and market leadership positions
- Continue providing high quality, value for money services

Fixed broadband subscribers in 2011 up
12%



The year in review

WIND continued to outperform the Italian market in 2011, delivering strong results despite ongoing competitive pressure, regulatory headwinds and macroeconomic uncertainties. Against this backdrop, WIND further strengthened its competitive position in both mobile and fixed-line services, achieving increased market share in both segments*.

WIND's revenues in 2011 grew 1% to 5.6 billion euro mainly driven by the strong performance recorded by the fixed line business while mobile service revenues were impacted by a cut in termination rates, net of which, mobile revenues would have increased by 2%. EBITDA was stable over the previous year with revenue growth offset by increases in costs, mainly related to the higher unbundling fees paid to the incumbent operator and commercial costs to further develop our business. As part of the operational excellence program, WIND also launched a number of initiatives to further enhance efficiency.

Additionally, in 2011, WIND continued to invest in key strategic areas primarily related to the strong growth opportunity in data services. Investments included further expansion of HSDPA mobile data network coverage, unbundling of new LLU sites and increasing backhaul capacity.

WIND was also awarded two blocks of 800MHz spectrum and four consecutive blocks of 2,600MHz spectrum, in the 4G/LTE frequency auction took place in 2011, for a total expenditure of 1.1 billion euro, which will support our ability to capture opportunities offered by the strong growth in data in the coming years.

WIND closed 2011 with over 21 million mobile subscribers, 3.14 million fixed-line voice subscribers and 2.14 million fixed broadband subscribers. In mobile, growth was driven by positive trends in the traditional pre-paid market segment, coupled with an increased focus on the high value postpaid segment. A key driver was also mobile internet, which continued to deliver impressive growth as new

*Source: "International Communications Market Report", Bank of America Merrill Lynch, Deutsche Bank, IDC, ISTAT, Company data devices, such as smartphones and tablets, become widespread. In fixed-line, growth was driven by the success of WIND’s dual-play offerings, as well as by broadband connections. The strong results achieved in 2011 are a testament to the success of WIND’s products and services, which are tailored to meet customer needs and are highly transparent. WIND is already a strong cash flow generator and going forward we will remain focused on sustained cash flow generation. revenue Focus on growth ensuring sustainable During the course of 2011, WIND delivered a stable revenue stream in a highly competitive market and continued to deliver solid margins, in particular in mobile where we enjoy the highest margin amongst third entrants in Europe**. WIND aims to continue delivering sustainable profitable growth going forward by maintaining its positioning in key areas and by selectively focusing on new growth areas. At the same time WIND will maintain its focus on operational excellence, through initiatives aimed at preserving its leadership in customer satisfaction and at achieving cost efficiencies. Telecom market expected to decline 3.6% CAGR* 2011-2014, mainly driven by fixed and mobile voice reduction Mobile data growth of 9% CAGR* *Source: IDC View Forecast 2014 2011 Total Telecom Mobile data Opportunities for the future The Value Agenda for 2012-2014 in the Europe & North America Business Unit is based on the three pillars targeted at increased net cash flow from operations: Profitable growth WIND aims to continue delivering profitable growth going forward by maintaining its positioning in core products and services and by selectively focusing on new growth areas. In terms of growth opportunities we plan to increase our focus on select segments of the market where WIND currently has less than its fair share of the market. In particular, the corporate segment represents a key growth opportunity for WIND, both for SME/SOHOs (Small Office/Home Office) and large corporates, which we are targeting through a dedicated division. We also aim to increase our share in certain geographic locations in Italy where the incumbents enjoy a stronger position and will do this by leveraging our strong distribution and brand. Operational excellence WIND and Infostrada have consistently ranked in the highest levels of customer service. Looking ahead as we focus on operational excellence, WIND will continue to dedicate significant resources to maintaining one of the highest levels of customer service in the market. Additionally, as part of the Operational Excellence program, WIND launched a number of initiatives to further enhance the company’s efficiency. We plan to effectively leverage our extensive network coverage to serve fixed, mobile and convergent strategies while unlocking value through initiatives aimed at achieving higher efficiencies in the network. Capital efficiency As we continue to invest we will benefit from the synergies and scale made possible by the broader VimpelCom Group and will selectively explore alternative structures to optimize network costs. WIND will continue to focus its investments in data services where our goal is to remain a leading player in this market by leveraging our extensive experience in this field, coupled with future investments. The significant investments made in LTE/4G spectrum are a clear indication of the importance of the data story for WIND and will support our positioning going forward. **Source: Merrill Lynch report “European Telecoms Matrix Q4 2011 – signs of bottoming out” www.vimpelcom.com 25

Business review continued

Africa & Asia



This year was incredibly exciting with our operations demonstrating impressive growth for 2011. The Business Unit of Africa & Asia now counts over 82 million customers, an increase of 18%. Additionally, organic EBITDA growth reached 12%, surpassing revenue growth in most operations as a result of our focus on driving profitable growth, as well as our operational excellence and capital efficiency programs.

Ahmed Abou Doma

Head of the Africa & Asia Business Unit

Key facts

USD mln	2011	2010	YoY
Revenue	**3,719**	3,553	+5%
EBITDA	**1,566**	1,471	+6%
EBITDA margin	**42.1%**	41.4%	
Mobile subscribers ('000)	**82,078**	69,834	+18%

Business Unit strategy

Our markets are characterized by low penetration levels, thereby giving the Business Unit of Africa & Asia the greatest growth potential within the VimpelCom Group. Mobile data is our key strategic focus, while we continue to capture voice revenues with high organic growth potential going forward.

We maintain strong leadership positions in our respective markets, which in turn provide a solid platform for profitable growth. As a result, we are able to manage our value strategy and implement efficiency-gaining mechanisms for our businesses. Additionally, by leveraging our Group's size, we are able to realize Capex efficiencies within our cost-optimization strategy.

Priorities

- Profitable top line growth
- Tapping into new revenue sources in light of relatively low ARPU and purchasing power
- Establishment of leadership positions in upcoming data platforms
- Capital efficiency as the main pillar in our Value Agenda

Subscriber growth in 2011 of

18%

Low penetration rates in our operating countries show strong growth potential in mobile voice, with data entering the field telecel

The year in review

The Africa & Asia Business Unit delivered significant growth in operational performance across the business unit in 2011 driven by continued market penetration and a focus on operational efficiency.

Revenues showed 6% organic growth for 2011, partially offsetting local currency devaluation against the USD in the main operating countries of Algeria, Pakistan and Bangladesh, which led to an increase in net operating revenues by 5%. EBITDA showed an increase of 6%, while organic EBITDA improved 12%. EBITDA growth surpassed revenue growth in most operations from the successful implementation of the Group's Value Agenda.

In Algeria, the subscriber base increased 10% as a result of controlling churn coupled with a successful customer acquisition strategy. At the same time, revenues increased 5% driven primarily by the growth in Djezzy's subscriber base, while EBITDA increased at an even faster 11% as a result of successful operating expense controls.

In Pakistan, the subscriber base grew almost 8% after expanding the portfolio of location-based promotions and focusing on high-quality acquisitions by introducing new prepaid and postpaid sales promotions. Revenues were up 4% for the year mainly due to an increase in subscribers and steady growth in value added services, and EBITDA was positively impacted by higher revenues and declining cost of sales, leading to an increase of 7%.

In Bangladesh, the subscriber base showed impressive growth of 23%, driven by a more aggressive acquisition strategy, as well as loyalty programs and reactivation promotions. Revenues grew almost 19% this year as a result of tariff revisions, aggressive competitive moves, and a focus on value added services. At the same time, EBITDA increased at double the rate of sales, as a result of strong additions to the subscriber base coupled with cost optimization initiatives, driving profitable growth for the year.

26 VimpelCom 2011 Annual Report

Telecel Globe subscribers increased 6% primarily driven by a surge in the subscriber bases in Burundi and Zimbabwe as a result of increased penetration into rural areas, as well as improved sales and distribution channel performance. In the South East Asian cluster of our business, the subscriber base exceeded 4 million at the end of 2011 and in Laos, 3G services were launched on 31 December 2011 with data bundles offered to customers. Looking ahead, we will focus on continuing to capture market share in voice, and increasingly data, and on driving increasing profitability in our growing markets. revenue Focus on growth ensuring sustainable We ensure sustainable profitable revenue growth by leveraging the leading positions our brands enjoy in their respective and relatively underpenetrated markets. While we are established in voice and value added services revenues, we intend to capture the growing data opportunity in markets where internet access is primarily based on mobile technology. As part of our Value Agenda, EBITDA growth exceeds revenue growth across most operations Subscriber base growth of 10.4% CAGR* *Source: Internal analysis 2014 2011 Opportunities for the future The Value Agenda for 2012-2014 in Africa & Asia is based on the three pillars targeted at increased net cash flow from operations: Profitable growth In order to drive profitable growth, we will focus on data and value driven pricing, as well as furthering market penetration. Our core objective is to pursue 3G opportunities coupled with capturing market share. Market share in our operations is largely concentrated in mobile voice and messaging, making subscriber growth of prime importance, while operating a low cost model strategy. Data and value added services are a central part of our platform in Pakistan and Bangladesh having launched Pakistan’s first-ever App Store and “m-wallet” for Mobile Financial Services in Bangladesh. On the 3G side, we have already launched 3G services in Zimbabwe, Burundi and Laos, and are awaiting opportunities in Algeria, Bangladesh and Pakistan for future 3G licenses. Operational excellence Our operational excellence is driven by cost efficiency measures aimed at improving our top line by leveraging our large subscriber bases, while improving our margins through increased quality control of our distribution channels, increased bandwidth to meet the demand for mobile internet, tailored services for high-end segments, and optimized services for lower-end segments. We are also deploying leaner site configurations and increasing resource efficiency through power and energy saving features and hybrid solutions in order to reduce technical Opex. Commercial Opex is also declining in light of higher consumer awareness and brand loyalty across our operations. Capital efficiency We are able to leverage VimpelCom’s broader size and scale to realize Capex efficiencies within our cost-optimization strategy. Focusing on the areas of technology and procurement has led to greater capital efficiency. Improvements to technology include infrastructure sharing, network outsourcing and modernization, as well as demand management, while procurement levers center on unitary price alignments, volume aggregation, market-share redistribution and scope optimization. www.vimpelcom.com 27

Business review continued

Ukraine



The Ukraine Business Unit continued to deliver solid results throughout 2011 and we will continue to contribute to the Group's Value Agenda going forward. Kyivstar is implementing a balanced strategy to generate superior shareholder returns through maintaining the existing operations and investing in new pockets of growth.

Igor Lytovchenko
Head of the Ukraine Business Unit

Key facts

	2011	2010	YoY
Revenue	**13,078**	12,489	+5%
EBITDA	**6,953**	6,646	+5%
EBITDA margin	**53.2%**	53.2%	
Mobile subscribers ('000)	**24,776**	24,390	+2%
Fixed broadband subscribers ('000)	**397**	200	+98%

Business Unit strategy

Our strategy is to deliver sustainable cash flow generation through improved positioning as the largest integrated telecom operator in Ukraine with gradual transition to bundled mobile offers and development of non-mobile businesses coupled with lean cost management and capital efficiencies.

Priorities

- Pricing excellence and transition to bundles in mobile
- Obtaining 3G license and network roll-out
- Fixed broadband roll-out and leadership in net additions
- Maintain cost efficiencies through local and global synergies and network transformation

37%
growth in mobile data in 2011


KYIVSTAR

Year in review

VimpelCom's Ukraine Business Unit delivered strong results in 2011, with solid revenue growth and a strong performance in fixed broadband.

Total revenue increased 5% to UAH 13.1 billion driven by growth in both mobile and fixed businesses, while EBITDA margin remained flat at 53%, in line with communicated management expectations. Mobile revenues grew by 3% while ARPU grew by 2% compared to 2010 driven by a growing subscriber base that reached 24.8 million.

Kyivstar continued its investments into the rapidly growing fixed broadband segment, growing the subscriber base by 98% in 2011 to almost 400,000 and increasing revenue by 77% to UAH 158 million. Kyivstar is the fastest growing alternative broadband operator in the market and we are targeting becoming the number one alternative broadband provider in Ukraine.

Mobile data showed 37% growth in 2011 to UAH 833 million. Kyivstar sees the trend of ongoing strong demand for data and multimedia services continuing, although the development of mobile data in Ukraine is hampered by the lack of 3G licenses.

Looking ahead, the Ukraine Business Unit will continue to focus on actively managing its market position, sustaining operating margins and cash flow through cost control.

Focus on ensuring sustainable revenue growth

Kyivstar aims to continue to deliver profitable revenue and EBITDA growth in segments where it is a market leader in Ukraine, while improving market share in segments with a top three ranking and exploring new pockets of growth.

28 VimpelCom 2011 Annual Report

The Ukrainian operations are split into consumer and business segments for which separate approaches have been tailored to extract maximum value. In the consumer segment, Kyivstar has identified the following priorities: • Implement a Bundle Strategy with a focus on increasing voice and data consumption; • Accelerate 3G license acquisition and subsequent network roll-out; • Finalize roll-out of FTTB to addressable market and become the #1 alternative; • Maintain leadership in multimedia; and • Build a multichannel retail and distribution model. Key segment initiatives include: in the business • Focus on providing a wider portfolio of services to existing customer base; • Explore new pockets of growth: • High-speed mobile data-based services; • Proactive fiber optics roll-out to business customers; • Datacenters, cloud-based services, contact centers and network security; and • Operational improvements in value proposition management, sales management and go-to-market processes. Telecom market expected to grow 5% CAGR* 2011-2014, mainly driven by fixed broadband Fixed broadband growth of 20% CAGR* *Source: State Statistics Committee of Ukraine Total Telecom Fixed broadband 2014 2011 Opportunities for the future The Ukraine Business Unit is making good progress in the implementation of its Value Agenda. The Value Agenda for 2012-2014 in Ukraine is based on the three pillars targeted at increased net cash flow from operations: Profitable growth Kyivstar will continue to promote bundled offerings to maintain subscriber base and increase ARPU. Fixed broadband is rapidly developing and Kyivstar aims to capitalize on its further development. Operational excellence The operational excellence program in Ukraine aims to control costs through local and global synergies and network transformation. Capital efficiency Kyivstar has launched certain transformational initiatives that, together with rigorous investment portfolio management process for Capex approval and prioritization, will lead to increased efficiency in Capex management. www.vimpel.com 29

Business review continued

CIS



CIS is a very attractive underpenetrated market with significant growth prospects. Synergies between the Group and CIS countries give us a wide range of opportunities to make our business more effective and more profitable.

Dmitry Kromsky
Head of the CIS Business Unit

Key facts

USD mln	2011	2010	YoY
Revenue	**1,589**	1,354	+17%
EBITDA	**703**	615	+14%
EBITDA margin	**44.3%**	45.4%	
Mobile subscribers ('000)	**19,703**	15,612	+26%
Fixed broadband subscribers ('000)	**212**	92	+131%

Business Unit strategy

CIS is a large and growing addressable market with still growing penetration of mobile services in most countries of operations and low data usage, which creates promising prospects for future growth. CIS Business Unit aims to increase net cash from operating activities as part of the corporate Value Agenda. Each CIS country market strategy is focused on efficient Capex and Opex management to ensure sustainable cash flow generation.

Priorities

- Further growth in revenue and usage in core mobile business
- Strengthening market positions in all markets
- Boosting high margin data services
- 3G and 2G network expansion

19%
increase in mobile revenue in 2011


You Tube

The year in review

The CIS Business Unit continued to deliver strong operational and financial results in 2011. Despite intensified competition, revenues continued to grow at double-digit rates in almost all CIS markets as a result of improving macroeconomic conditions, strong product offerings, and efficient sales and marketing efforts.

Total revenues grew 17% to USD 1.6 billion with a healthy EBITDA margin of 44%. Mobile revenue increased by 19% in 2011 mainly driven by an increase in voice revenues from growth in the active subscriber base. However, the greatest growth potential was in data revenue, which doubled as the data traffic trends continue to accelerate.

Kazakhstan remained VimpelCom's largest and most developed CIS market, bolstered by continued strong market dynamics, robust revenue growth, and strong EBITDA margin in 2011.

In Uzbekistan, revenue and EBITDA increased by 32% and 48% respectively, supported by subscriber growth, regional 3G network roll-out, and data development.

Throughout 2011, the Company continued to drive network expansion to support voice and data traffic growth mainly in Kazakhstan, Kyrgyzstan and Uzbekistan, the latter having secured a 4G license.

Going forward, VimpelCom aims to achieve the optimal balance between capturing market share and maintaining margins in order to deliver sustainable profitable growth and cash flow.

30 VimpelCom 2011 Annual Report

Focus revenue on growth ensuring sustainable VimpelCom’s core strategic objective in CIS is to achieve sustainable growth coupled with Opex and Capex efficiency. For matured revenue streams, the focus is on managing margins and cash flow generation. To address these main goals, the Company continues to implement the following strategy: • Further growth of revenue and usage through segmented approach in the B2C and B2B offerings; • Focus on margin and cash flow; • Existing subscriber development and retention through targeted marketing and customer loyalty programs; and • Bundled offering of fixed broadband, mobile broadband and voice to secure an increasing share of wallet. In growing revenues the CIS Business Unit is targeting the capture of market share through: • Driving market growth, targeting leadership in data in most markets; • Creating customer experience through developing infotainment content and applications supported with strong push of branded devices; and • Focusing on machine-to-machine products (devices and services) in the B2B segment. Telecom market expected to grow 7% CAGR*, mainly driven by mobile data Mobile data growth of 38% CAGR* *Source: Internal analysis Total Telecom Mobile data 2014 2011 Opportunities for the future The Value Agenda for 2012-2014 in CIS is based on the three pillars targeted at increased net cash flow from operations: Profitable growth The priority in CIS is to reach a proper balance in effective management of the operations coupled with Opex and Capex efficiency. The actions to enhance profitability are mainly focused on providing high margin data services in all countries. The device strategy is divided between large screens, targeted at subscriber acquisition through broadband expansion, 3G network development and technology innovations, and small and medium screens, which mainly concentrates on revenue and margin increase. Operational excellence A number of initiatives are focused on continuous improvement in operational efficiency by means of constant development of innovative approaches, searching potential areas of improvement and applying best practices among operating companies. Capital efficiency The key areas for investment to achieve capital efficiency are increasing network utilization efficiency in both 2G and 3G technologies, as well as new data technology implementation and piloting to win leadership in customer perception and in data revenue. Going forward we will focus on cost effective 2G and 3G solutions and benefit from the synergies of the larger VimpelCom Group. www.vimpelcom.com 31

CORPORATE RESPONSIBILITY An ongoing commitment VimpelCom has a strong legacy of ongoing commitment to practicing the principles of corporate responsibility. This legacy has been further bolstered by Orascom Telecom Holdings and WIND’s past contributions and ongoing commitment to achieving their social and environmental goals. Collectively over the years, we have developed numerous programs aimed at improving quality of life and building and fostering strong and healthy societies within the markets we serve. We will continue this commitment in 2012 and beyond through our community and environment programs. Volunteering at elementary school: painting the playground Community VimpelCom’s corporate citizen initiatives foster a sustainable future by delivering products and services that drive constructive economic and social benefits for our customers. Our commitment is underscored by the contributions of each individual employee. We hold over 100 charity and volunteer events annually throughout our areas of operation. These events are supported and sustained with the commitment of VimpelCom’s employees. Additionally, we lend our texting and SMS services to numerous charities and causes for fundraising, communication and outreach. Children in need benefiting from VimpelCom’s support Children and Education VimpelCom is committed to the successful development and education of children and youth in the countries we serve. We are the proud patron of institutions that protect and support children in need, including hospitals, schools and orphanages across numerous countries in which we operate. We also provide educational support to schools in remote locations through internet access and computer literacy programs, as well as training courses, workshops, and scholarships. Additionally, we support drug abuse prevention programs for youth. 32 VimpelCom 2011 Annual Report

Child being immunised Health and Medicine We support the eradication of disease and the promotion of health awareness throughout our customers’ communities. For example, as a patron of charities throughout the world, we are providing support to research programs aimed at curing children’s heart diseases as well as programs to support the fight against polio and breast cancer. Additionally, we’ve formed alliances with the World Health Organization and other groups to sponsor cornea transplant operations for children in need. We have also collaborated with UNICEF to promote Hepatitis B and HIV/AIDS awareness in Pakistan. Mobilink providing support for the local community Social Welfare VimpelCom works with our local stakeholders to extend the positive effects of our presence by supporting social investment projects that are innovative and sustainable, and that leave a positive impact on the communities we serve. Our community investment priorities are reflected in all our operators’ social investment activities and include employment, disaster relief and employee volunteering, among other areas. For example, in Pakistan, the Mobilink Foundation is a grant-giving organization, which also provides support for the local community through its nationwide force of dedicated volunteers who contribute hundreds of hours of community service each month. Volunteers mobilize families and friends to participate in a number of initiatives such as setting up free medical camps, organizing blood drives, planting trees, and distributing food and other basic needs to the poor and vulnerable groups. In Ukraine, Kyivstar’s corporate philanthropy, the “For the People, for the Country” program, focuses on concrete support for those in need, as well as support of Ukrainian culture, sport and art. www.vimpelcom.com 33

Corporate responsibility continued Proactively protecting the environment Environment VimpelCom is committed to protecting the environment through responsible energy use and the support of programs aimed at protecting the natural beauty of the world around us. As a leading telecommunications company we recognize that we have an impact on the environment and a responsibility towards sustainable development. Energy saving lightbulbs Responsible Operations Many of VimpelCom’s key locations employ resource- and energy-saving technologies. For example in Ukraine, the Company utilizes environmentally-friendly systems of heating, air conditioning and ventilation. Power efficient lamps are utilized for office illumination, and photosensitive devices are used to turn on/off outdoor lighting; automatic condensing plants compensate reactive power, and energy consumption is monitored and reviewed. In Italy, VimpelCom’s environmental protection goals support the planning, installation and operation of fixed and mobile network systems. These activities are widely shared across our Italian operations and involve all staff and top management. Rehabilitating the Asian Caucasus leopard population Wildlife and Environment VimpelCom also shares a commitment to supporting the sustainability of our natural environment and resources. Since 2005 VimpelCom has been a partner in supporting the first environment-oriented project in Russia, the “Asian Caucasus Leopard Rehabilitation Program”. This innovative program was initiated by experts from World Wildlife Fund (WWF) and the Russian Scientific Academy, and was approved by Russia’s Ministry of Natural Resources and Ecology. In Italy, the Company sponsors the CO. MO. DO. Project aimed at significantly reducing the use of private vehicles for workers’ home-to-work commuting. Additionally, through the “Universal Charging Solution” (UCS) VimpelCom is helping customers reduce the environmental impact of our products and services. The UCS is considered to be one of the industry-wide tools of eco-consumerism and it is expected to reduce energy consumption by 50 percent and eliminate duplicate chargers. 34 VimpelCom 2011 Annual Report

CORPORATE GOVERNANCE Committed to the highest global standards Throughout its history, VimpelCom has been committed to delivering high standards of corporate governance – a commitment that remains firmly in place today. Our current corporate governance structure aims to align the interests of all shareholders. The Company’s three Board members, unaffiliated with any strategic shareholder, hold the decisive votes in potential deadlock situations. Additionally, to ensure that management is equally aligned with the interests of all shareholders, the Chairman of the Board and the Chief Executive Officer are unaffiliated with any strategic shareholder and all our Board members are non-executives. In 2011, the Company underwent a strategic transformation from a leading regional telecommunications company to a leading global operator with a clear strategy for creating shareholder value and operational and financial goals to deliver against in the coming years. As part of this transformation, VimpelCom will focus on continuing to develop corporate governance and transparency platforms that are commensurate with our position as a global leader. As we embark on our next phase as a public company, these areas remain essential to VimpelCom’s core values and will be important components of our broader strategy for delivering shareholder value. Learn at www. more vimpelcom. about our com/ir/governance governance and our code of conduct online www.vimpelcom.com 35

SUPERVISORY BOARD Experienced leadership Augie K. Fabela II Chairman of the Supervisory Board and Co-Founder History at VimpelCom 1992: Founder 1992–1996: Chief Operating Officer 1996–2002: Chairman of the Board 2002–2011: Chairman Emeritus 2011: Chairman of the Supervisory Board 36 VimpelCom 2011 Annual Report

Andrei Baranov Member of the board_of OJSC “AlfaStrahovanie”, Managing Partner of Prinston Partners Group Kjell-Morten Johnsen Executive Vice President and Head of Telenor’s European Operations Jon Fredrik Baksaas President and Chief Executive Officer, Telenor Group Mikhail M. Fridman Chairman of the Supervisory Board, Alfa Group Consortium Hans-Peter Kohlhammer Chief Executive Officer, KPC Kohlhammer Consulting Leonid R. Novoselsky President, Gradient Alexey M. Reznikovich Chief Executive Officer, Altimo Ole Bjorn Sjulstad Senior Vice President for Central and Eastern Europe, Telenor Group; Head of Telenor Russia www.vimpelcom.com 37

SENIOR MANAGEMENT Driving the business forward 1 Jo Lunder Chief Executive Officer 2 Henk van Dalen Chief Financial Officer 3 Jan Edvard Thygesen Deputy CEO and Chief Operating Officer 4 Dmitry G. Kromsky Head of the CIS Business Unit 5 Rob Conway Chief of International Affairs 6 Philip Tohme Group Chief Technology Officer 7 Ahmed Abou Doma Head of the Africa & Asia Business Unit 8 Maximo Ibarra Head of Italy, since May 11, 2012 38 VimpelCom 2011 Annual Report

11 12 13 14 9 Mikhail Gerchuk 13 Romano Righetti Group Chief Commercial Officer Group Chief Regulatory Officer 10 Igor Lytovchenko 14 Anton V. Kudryashov Head of the Ukraine Business Unit Head of the Russia Business Unit, since January 16, 2012 11 Anja Uitdehaag Group Director of Human Resources 12 Jeffery D. McGhie Group General Counsel www.vimpelcom.com 39

FOUNDERS PAGE A pioneering spirit VimpelCom’s Founders, Dr. Dmitri B. Zimin and Augie K. Fabela II, led VimpelCom from its inception in 1992 to its history-making step of becoming the first Russian company to list on the New York Stock Exchange in 1996. These two pioneers have inspired the Company’s transparency, strong corporate governance, quality, innovation and pioneering spirit – values and characteristics that are engrained in the Company’s DNA. As Chairman, Mr. Fabela led the listing of VimpelCom on the NYSE, providing guidance on the strategic direction of the Company during a period of rapid industry development and growth. In 2002, he was named Chairman Emeritus, remaining active as an advisor to the management team and Supervisory Board on corporate governance, strategy and M&A issues. As the Company entered a new phase of development following the combination with Wind Telecom, Mr. Fabela was elected Chairman of the Supervisory Board of VimpelCom Ltd., bringing with him a wealth of leadership experience during this time of transformation and growth. 40 VimpelCom 2011 Annual Report

SELECTED FINANCIAL AND OPERATING DATA

Selected Financial Data (Actual)

The following selected consolidated financial data for the three years ended December 31, 2011 are derived from our historical consolidated financial statements which have been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, for the years ended December 31, 2011 and 2010, and by Ernst & Young LLC, an independent registered public accounting firm, for the year ended December 31, 2009. The data should be read in conjunction with our audited consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2011. As a result of the VimpelCom Ltd. Transaction, VimpelCom Ltd. is the accounting successor to OJSC VimpelCom, and accordingly, accounting data and disclosure relating to periods prior to April 21, 2010 represent accounting data and disclosure of OJSC VimpelCom, except for equity which was restated to reflect the capital structure of VimpelCom Ltd. In addition, accounting data and disclosure relating to periods prior to April 15, 2011 do not include the Wind Telecom Group. We omit selected financial information for the earliest two years of the five year period ended December 31, 2011 because we adopted IFRS in 2010 and accordingly have only three years of selected consolidated financial data prepared in accordance with IFRS as issued by the IASB.

	Years ended December 31,		
(In millions of US dollars, except per share amounts)	2011	2010	2009
Service revenues	19,579	10,291	8,691
Sale of equipment and accessories	516	194	110
Other revenues	167	37	12
Total operating revenues	20,262	10,522	8,813
Operating expenses			
Service costs	4,962	2,251	1,895
Cost of equipment and accessories	663	217	111
Selling, general and administrative expenses	6,381	3,198	2,482
Depreciation	2,726	1,403	1,190
Amortization	2,059	610	440
Impairment loss	527	–	–
Loss on disposals of non-current assets	90	49	77
Total operating expenses	17,408	7,728	6,195
Operating profit	2,854	2,794	2,618
Finance costs	1,587	536	603
Finance income	(120)	(69)	(58)
Other non-operating losses/(gains)	308	(35)	69
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	35	(90)	(3)
Net foreign exchange loss	190	5	404
Profit before tax	854	2,447	1,603
Income tax expense	585	574	431
Profit for the year	269	1,873	1,172
Attributable to:			
Non-controlling interest	(274)	67	30
The owners of the parent	543	1,806	1,142
	269	1,873	1,172
Earnings per share			
Basic, profit for the year attributable to ordinary equity holders of the parent	$0.36	$1.50	$1.13
Diluted, profit for the year attributable to ordinary equity holders of the parent	$0.36	$1.50	$1.13
Weighted average number of common shares (millions)	1,524	1,207	1,013
Dividends declared per share	$0.80	$0.80	$0.30

www.vimpelcom.com 41

Selected Financial and Operating Data continued

(In millions of US dollars)	At December 31, 2011	2010	2009
Consolidated balance sheet data:			
Cash and cash equivalents	**2,325**	885	1,451
Working capital (deficit)(1)	**(3,074)**	(1,023)	(562)
Property and equipment, net	**15,165**	7,299	5,861
Intangible assets and Goodwill	**28,601**	9,217	4,843
Total assets	**54,039**	19,505	14,618
Total liabilities	**39,137**	9,093	10,416
Total equity	**14,902**	10,412	4,202

(1) Working capital is calculated as current assets less current liabilities.

(In millions of US dollars)	Years ended December 31, 2011	2010	2009
Other data:			
Adjusted EBITDA(*)	**8,127**	4,906	4,334

(*) Adjusted EBITDA is a non-GAAP financial measure. Please see our Form 20-F for the year ended December 31, 2011, for more information on how we calculate adjusted EBITDA. Reconciliation of adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented below.

Reconciliation of Adjusted EBITDA to profit for the year

(Unaudited, in millions of US dollars)	Years ended December 31, 2011	2010	2009
Adjusted EBITDA	**8,127**	4,906	4,334
Reconciliation adjustments	**129**	(50)	(9)
Depreciation	**(2,726)**	(1,403)	(1,190)
Amortization	**(2,059)**	(610)	(440)
Impairment loss	**(527)**	–	–
Loss on disposals of non-current assets	**(90)**	(49)	(77)
Finance costs	**(1,587)**	(536)	(603)
Finance income	**120**	69	58
Other non-operating (gains)/losses	**(308)**	35	(69)
Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	**(35)**	90	3
Net foreign exchange loss	**(190)**	(5)	(404)
Income tax expense	**(585)**	(574)	(431)
Profit for the year	**269**	1,873	1,172

42 VimpelCom 2011 Annual Report

Selected Operating Data (Actual)

The following selected operating data as of and for the years ended December 31, 2011, 2010 and 2009 have been derived from internal company sources. The selected operating data set forth below should be read in conjunction with our Form 20-F for the year ended December 31, 2011. The historical operating data for periods prior to April 21, 2010, the date on which the VimpelCom Ltd. transaction was completed, represent the historical operating data of OJSC VimpelCom. The historical operating data for periods prior to April 15, 2011, the date on which the Wind Telecom Transaction was completed, exclude historical operating data of the Wind Telecom Group.

	As of December 31,		
	2011	2010	2009
Selected company operating data[1]:			
End of period mobile subscribers (in millions):			
Russia	**57.2**	52.0	50.9
Europe & North America	**21.4**	–	–
Africa & Asia	**82.1**	0.7	0.4
Ukraine	**24.8**	24.4	2.0
CIS	**19.7**	15.6	13.2
Total mobile subscribers	**205.2**	92.7	66.5
Mobile MOU[2]			
Russia	**243**	219	211
Europe & North America			
Italy	**197**	–	–
Africa & Asia			
Algeria	**286**	–	–
Pakistan	**206**	–	–
Bangladesh	**209**	–	–
CAR	**47**	–	–
Burundi	**37**	–	–
Cambodia	**419**	331	78
Laos	**233**	–	–
Vietnam	**143**	–	–
Ukraine	**467**	378	209
CIS			
Kazakhstan	**148**	120	93
Tajikistan	**229**	179	173
Uzbekistan	**425**	386	314
Armenia	**257**	294	238
Georgia	**207**	137	138
Kyrgyzstan	**303**	258	164
Mobile ARPU[2]			
Russia	**US$ 11.0**	US$ 10.8	US$ 10.1
Europe & North America	**US$ 21.7**	–	–
Africa & Asia	**US$ 3.8**	US$ 3.5	n/a
Ukraine	**US$ 5.1**	US$ 4.8	US$ 4.7
CIS	**US$ 6.6**	US$ 7.1	US$ 7.2

www.vimpelcom.com 43

Selected Financial and Operating Data continued

	As of December 31,		
	2011	2010	2009
Selected company operating data[1]:			
Churn (as a percentage)[2]			
Russia	**62.8**	50.8	42.8
Europe & North America			
Italy	**28.3**	–	–
Africa & Asia			
Algeria	**20.9**	–	–
Pakistan	**29.5**	–	–
Bangladesh	**18.5**	–	–
CAR	**102.0**	–	–
Burundi	**59.9**	–	–
Cambodia[3]	**128.0**	167.0	–[3]
Laos	**258.0**	–	–
Vietnam	**158.0**	–	–
Ukraine	**22.3**	29.5	81.0
CIS			
Kazakhstan	**47.4**	43.5	46.3
Tajikistan	**67.4**	82.8	52.9
Uzbekistan	**59.7**	54.2	63.7
Armenia	**87.6**	67.6	58.6
Georgia	**70.1**	94.1	46.6
Kyrgyzstan	**52.3**	61.9	60.5
End of period broadband subscribers (in millions):			
Russia	**4.6**	3.3	2.1
Europe & North America	**6.6**	–	–
Africa & Asia	**–**	–	–
Ukraine	**0.4**	0.2	0.1
CIS	**0.7**	0.1	–
Total broadband subscribers	**12.3**	3.7	2.2

(1) For information on how we calculate mobile subscriber data, mobile MOU, mobile ARPU, mobile churn rates and broadband subscriber data, please refer to our Form 20-F for the year ended December 31, 2011. Please note that the data presented above for our Europe & North America segment relate only to our operations in Italy, except for mobile subscriber data, which include the subscribers of our equity associate in Canada (0.4 million for 2011). The number of mobile subscribers for Africa & Asia includes subscribers of Telecel Zimbabwe (1.5 million for 2011), in which we have an equity investment and is accounted at cost.

(2) For Wind Telecom Group companies acquired on April 15, 2011, mobile MOU, ARPU and churn are calculated based on the full year.

(3) Churn figures for Cambodia in 2009 are not provided due to partial year consolidation.

44 VimpelCom 2011 Annual Report

CORPORATE INFORMATION

Legal Advisers
Akin Gump Strauss Hauer & Feld LLP

Independent Auditors
Ernst & Young Accountants LLP

Depositary Bank
The Bank of New York Mellon
CUSIP # 92719A106

Custodian Bank
Bank of New York Mellon (London)

Primary Trading Information
NYSE: VIP (ADS)

Requests for Corporate Information:
VimpelCom Ltd.
Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands

www.vimpelcom.com

Investor Relations
Gerbrand Nijman
Head of Investor Relations
Tel: +31 (0)20 79 77 200
Investor_Relations@vimpelcom.com

Presentation of Financial Results

The Company believes pro forma comparisons provide the most meaningful comparison of financial performance and, unless otherwise stated, all comparisons in this Annual Report are on a pro forma basis unless stated otherwise. For further details about the adjustments and assumptions of our pro forma results, please refer to VimpelCom's press release issued on August 18, 2011, available on our website.

VimpelCom Ltd. consolidated results presented in this Annual Report are based on IFRS. Certain amounts and percentages that appear in this Annual Report have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

The pro forma information presented in this Annual Report reflects what the Company's results of operations would have looked like had the Company's transactions with Wind Telecom and Kyivstar occurred on January 1, 2010.

EBITDA, EBITDA margin and organic growth are non-GAAP measures. For further details on how these non-GAAP measures are calculated, please refer to Selected financial data elsewhere in this Annual Report and for organic growth please refer to VimpelCom's earning release of March 13, 2012.

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